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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13G
                    Under the Securities Exchange Act of 1934

                                CoolSavings, Inc.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                   216485 10 2
                      (CUSIP Number of Class of Securities)

                                November 12, 2001
             (Date of Event Which Requires Filing of This Statement)

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     Check the appropriate box to designate the rule pursuant to which this
                               Schedule is filed:

                                [_] Rule 13d-1(b)

                                [_] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  216485 10 2                                         Page 2 of 5 pages


================================================================================
                                  SCHEDULE 13G
=========================================== ====================================
CUSIP No.       216485 10 2

========= ======================================================================
1         NAME OF REPORTING PERSON
          S.S. or I.R.S. Identification No. of Above Person

          Hugh R. Lamle
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [_]
                                                                         (b) [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
========= ======================================================================
       NUMBER OF         5      SOLE VOTING POWER          7,253,499
        SHARES           ------ ------------------------------------------------
     BENEFICIALLY        6      SHARED VOTING POWER        0
       OWNED BY          ------ ------------------------------------------------
         EACH            7      SOLE DISPOSITIVE POWER     7,253,499*
       REPORTING         ------ ------------------------------------------------
        PERSON           8      SHARED DISPOSITIVE POWER   0
         WITH
------------------------------------ ------ ------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    7,253,499*
--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES                                           [_]
          ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                                    16.02%**
          ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON
                                    IN
========= ======================================================================
* See Item 4
**The Reporting Person may be deemed to beneficially own additional shares of the Issuer's Common Stock on an as-converted basis based on membership in a group. The Reporting Person has filed Schedules 13-D dated August 9, 2001 and August 27, 2001 for a Voting Agreement and Side Agreement relating to his group membership. The Reporting Person expressly disclaims any beneficial ownership with respect to any shares other than shares owned of record by the Reporting Person or any entity which he controls and is reported herein.

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CUSIP No.  216485 10 2                                         Page 3 of 5 pages


Item 1.

     (a)  Name of Issuer.

          CoolSavings, Inc., a Delaware corporation

     (b)  Address of Issuer's Principal Executive Offices.

          360 N. Michigan Avenue, 19th Floor
          Chicago, Illinois 60601

Item 2.

     (a)  Name of Person Filing.

          Hugh R. Lamle

     (b)  Address of Principal Business Office or, if none, Residence.

          MD Sass Investor Services, Inc.
          1185 Avenue of the Americas
          New York, New York 10036

     (c)  Citizenship.

          United States

     (d)  Title of Class of Securities.

          Common stock

     (e)  CUSIP Number.

          216485 10 2


Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not applicable.


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CUSIP No.  216485 10 2                                         Page 4 of 5 pages



Item 4.   Ownership.

          (a)  Amount Beneficially Owned:  7,253,499*

          (b)  Percent of Class:           16.02%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:   7,253,499*
               (ii)  shared power to vote or to direct the vote: 0
               (iii) sole power to dispose or to direct the disposition of:
                                                                 7,253,499*
               (iv)  shared power to dispose or to direct the disposition of:
                                                                 0

          *This includes shares which the Reporting Person may be beneficially deemed to hold as follows:

               o 6,190,476 shares of the Issuer's Series C Convertible Preferred Stock, which may be converted to Common Stock on a 1 for 1 basis;
               o 1,004,023 shares of Common Stock held by a limited partnership in which the Reporting Person is a partner;
               o 1,500 shares of Common Stock held by a foundation, of which the Reporting Person is the president; and
               o    57,500 shares of Common Stock held individually.

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not applicable.

Item 8.   Identification and Classification of Members of the Group.

          Not applicable.

Item 9.   Notice of Dissolution of Group.

          Not applicable.

Item 10.  Certification.

          Not applicable.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                                 /s/ Hugh R. Lamle
                                                 -------------------------------
                                                 Hugh R. Lamle

Dated:   February 5, 2002